SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2003                                         Commission File Number 1-14678

                                    CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of Registrant’s Name into English)

                                    Commerce Court, Toronto, Ontario, M5L 1A2, Canada

(Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F                                                                    Form 40-F     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                               No     X

This document is hereby filed with the Securities and Exchange Commission for the purpose of being, and this document hereby is, incorporated by reference into the Registration Statement on Form F-3 (File No. 333-104577).

INTRODUCTION

Canadian Imperial Bank of Commerce (“CIBC”) produces quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with Canadian generally accepted accounting principles. SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with CIBC’s Second Quarter 2003 Report, and 2002 Annual Report; these documents were submitted to the SEC on May 21, 2003 and January 15, 2003, respectively.

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CIBC’s consolidated financial statements are prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, Canada. Set out below are the more significant differences which would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS
	As at April 30, 2003			As at October 31, 2002
$ millions	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
ASSETS
Cash resources	$ 8,293	$ 231	$ 8,524	$ 9,512	$ 308	$ 9,820
Securities
Securities held for investment	17,120	(17,120)	-	20,583	(20,583)	-
Securities available for sale	-	16,626	16,626	-	19,666	19,666
Securities held for trading	53,818	50	53,868	44,628	52	44,680
Loan substitute securities	118	(118)	-	81	(81)	-
Loans	153,768	1,682	155,450	153,089	1,661	154,750
Other
Derivative instruments market valuation	26,993	2,141	29,134	24,717	1,385	26,102
Customers' liability under acceptances	5,841	-	5,841	6,848	-	6,848
Land, buildings and equipment	2,039	-	2,039	2,247	-	2,247
Goodwill	1,067	(73)	994	1,078	(73)	1,005
Other intangible assets	265	-	265	297	-	297
Other assets	10,515	3,610	14,125	10,213	2,631	12,844
	$ 279,837	$ 7,029	$ 286,866	$ 273,293	$ 4,966	$ 278,259

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	$ 192,986	$ 2,904	$ 195,890	$ 196,630	$ 2,052	$ 198,682
Other
Derivative instruments market valuation	26,436	3,585	30,021	24,794	1,818	26,612
Acceptances	5,871	-	5,871	6,878	-	6,878
Obligations related to securities sold short	10,717	717	11,434	8,436	779	9,215
Obligations related to securities lent or
sold under repurchase agreements	14,438	-	14,438	9,615	-	9,615
Other liabilities	12,763	(127)	12,636	10,980	329	11,309
Subordinated indebtedness	3,698	(4)	3,694	3,627	(7)	3,620
Shareholders' equity
Preferred shares	3,296	-	3,296	3,088	-	3,088
Common shares	2,862	(18)	2,844	2,842	(11)	2,831
Contributed surplus	41	-	41	26	-	26
Retained earnings	6,729	(452)	6,277	6,377	(427)	5,950
Accumulated other comprehensive income	-	424	424	-	433	433
	$ 279,837	$ 7,029	$ 286,866	$ 273,293	$ 4,966	$ 278,259

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont’d)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended
$millions	2003 April. 30	2002 Apr. 30
Net income as reported	$ 765	$ 560
Provision for credit losses	(49)	(84)
Non-interest income
Trading activities	(2)	24
Equity accounting adjustments	24	(55)
Impairment measurement	(4)	(7)
Other	49	84
Derivative instruments and
hedging activities
Transitional provision
Current year adjustments	(122)	(391)
Non-interest expenses
Employee future benefits	(1)	3
Stock-based compensation	28	(4)
Income taxes and net change in income taxes due to the above items	17	152
	(60)	(278)
Net income based on U.S. GAAP	705	282
Preferred share dividends and premiums	(91)	(72)
Net income applicable to common shares based on U.S. GAAP	$ 614	$ 210
Weighted-average common shares outstanding (thousands)	359,316	362,123
Add: number of incremental shares(1)	2,316	4,818
Weighted-average diluted common shares outstanding (thousands)	361,632	366,941
Basic EPS	$ 1.71	$ 0.58
Diluted EPS	$ 1.70	$ 0.57

It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as SARS.

During the first quarter of 2003, CIBC adopted Emerging Issues Task Force Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Energy Trading and Risk Management Activities (EITF 02-3). Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The initial adoption of EITF 02-3 in the first quarter of 2003 was not material to CIBC’s consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended
$ millions	2003 Apr. 30	2002 Apr. 30
Net income based on U.S. GAAP	$ 705	$ 282
Other comprehensive income, net of tax	(9)	(641)
Comprehensive income	$ 696	$ (359)

Signature

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                    CANADIAN IMPERIAL BANK OF COMMERCE

Date:  November 19, 2003

                                                                                    By:    /s/  Peter W. Kay
                                                                                     Name:  Peter W. Kay
                                                                                    Title:    Senior Vice President

                                                                                    By:    /s/  D. G. Dickinson
                                                                                     Name:  D. G. Dickinson
                                                                                    Title:    Vice President